Rentokil Initial

RECEIVED

2008 JUL -8 A 9:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08003664

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 July 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in company x4 6.2 Director/PDMR Shareholding x2 6.3 Publication of Prospectus

PROCESSED
JUL 10 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

7/9

Rentokil Initial PLC - Publication of Prospectus

RNS Number : 6587W

Rentokil Initial PLC

13 June 2008

Rentokil Initial plc

Publication of Base Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus in respect of the EUR2,500,000,000 Euro Medium Term Note Programme of Rentokil Initial plc.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6587W_-2008-6-13.pdf</fip P> For further information, please contact Paul Griffiths at Rentokil Initial plc, Portland House, Bressenden Place, London SW1E 5BH telephone +44 (0)20 7592 2710.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. You must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Notes issued under the Base Prospectus will not be registered under the United States Securities Act of 1933, as amended or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes issued under the Prospectus may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END

PDIBXLFFVQBBBBL

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number : 6171X

Rentokil Initial PLC

26 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R (1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23

and 24.

(2) An issuer making a notification in respect of a derivative relating to

the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16,

23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete

boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should

complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Rentokil Initial plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

* John McAdam

* Alan Brown

* Andy Ransom

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Pursuant to 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8 State the nature of the transaction

Awards under the Rentokil Initial 2008 Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

26 June 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

26 June 2008 - Rentokil Initial 2008 Share Incentive Plan

18. Period during which or date on which it can be exercised

Period from April 2011 to April 2013 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Ordinary shares of 1 pence each

* John McAdam 11,250,000 Rentokil Initial 2008 Share incentive plan awards

* Alan Brown 11,250,000 Rentokil Initial 2008 Share incentive plan awards

* Andy Ransom 11,250,000 Rentokil Initial 2008 Share incentive plan awards

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of shares or debentures over which options held following notification

* John McAdam 11,250,000

* Alan Brown 11,250,000

* Andy Ransom 11,250,000

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Paul Griffiths, Company Secretary - 020 7592 2700

25. Name and signature of duly authorised officer of issuer responsible for making notification

Paul Griffiths, Company Secretary

26. Date of notification

26 June 2008

END

RDSBBGDLLXDGGIL

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number : 6132X

Rentokil Initial PLC

26 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R (1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23

and 24.

(2) An issuer making a notification in respect of a derivative relating to

the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16,

23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete

boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should

complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Rentokil Initial plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Pursuant to (i) and (ii) above

3. Name of person discharging managerial responsibilities/director

* Andrew Macfarlane

* Henry Chandler

* Petar Cvetkovic

* Andy Hobart

* Andy Kemp

* Bryan Kinsella

* David Liu

* Peter Lloyd

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Pursuant to 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 1 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Awards under the 2006 Performance Share Plan - 2008 award

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

25 June 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

25 June 2008 - Performance Share Plan award

18. Period during which or date on which it can be exercised

26 June 2011 to 25 June 2018 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Ordinary shares of 1 pence each

* Andrew Macfarlane 1,248,000 Performance share plan awards

* Henry Chandler 840,000 Performance share plan awards

* Petar Cvetkovic 1,120,000 Performance share plan awards

* Andy Hobart 804,000 Performance share plan awards

* Andy Kemp 710,400 Performance share plan awards

* Bryan Kinsella 544,800 Performance share plan awards

* David Liu 811,670 Performance share plan awards

* Peter Lloyd 506,880 Performance share plan awards

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of shares or debentures over which options held following notification

a. Andrew Macfarlane 2,001,197 Performance share plan awards

b. Henry Chandler 1,332,296 Performance share awards

527,286 Pre 2006 ESOS share options

c. Petar Cvetkovic 1,120,000 Performance share plan awards

d. Andy Hobart 1,300,763 Performance share plan awards

e. Andy Kemp 1,155,914 Performance share plan awards

f. Bryan Kinsella 624,438 Performance share plan awards

g. David Liu 1,334,676 Performance share plan awards

h. Peter Lloyd 1,029,886 Performance share plan awards

166,619 Pre 2006 ESOS share options

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Paul Griffiths, Company Secretary - 020 7592 2700

25. Name and signature of duly authorised officer of issuer responsible for making notification

Paul Griffiths, Company Secretary

26. Date of notification

26 June 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSBBGDLIBDGGIL

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 9339W

Rentokil Initial PLC

17 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme (see 9. for further information)

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if

different) (v):

16 June 2008

6. Date on which issuer notified:

17 June 2008

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

B082RF1 90,786,161

Ord 1p 90,786,161

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

B082RF1

Ord 1p

0 0 90,679,598 0.0% 4.997%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

90,679,598 4.997%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the

parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent

undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.382%)

2. Hermes Investment Management Limited (voting rights held in this issuer: 0.00%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 4.615%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in agreements for the provision of voting services to various underying clients for the purposes of DTR 5.2.1(h), which includes all the shares owned directly by BT Pension Scheme.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underying clients for the purposes of DTR 5.2.1(h).

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e).

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trusts Limited

Contact address (registered office for legal entities):

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR 5.2.1(h) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Administration Services Ltd as agent for BT Pensions Scheme Trustees Limited

Contact address:

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Administration Services Limited acts as the authorised administrative agent on behalf behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Valerie Davidson or Margaret Moss at Hermes for further information on 020 7 680 2177 or 020 7268 2125.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has

a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which

the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUBAVRWVRNAAR

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 9352W

RECEIVED

2008 JUL -8 A 9:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial PLC

17 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

The Hermes UK Focus Fund

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

16 June 2008

6. Date on which issuer notified:

17 June 2008

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

Ord 1p Number of shares Number of voting Rights (viii)

GB00B082RF11

B082RF1 54,490,984 54,490,984

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

Ord 1p Direct Direct (x) Indirect (xi) Direct Indirect

GB00B082RF11

B082RF1

54,421,741 54,421,741, 0 2.999% N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

54,421,741 2.999%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

All voting rights held on behalf of the above entity are disclosed pursuant to DTR 5.1.2. The disclosure is made by Hermes Investment Management Limited as agent on behalf of The

- Hermes UK Focus Fund.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

The Hermes UK Focus Fund

Contact address (registered office for legal entities):

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Administration Services Limited as agent for The Hermes UK Focus Fund

Contact address:

1 Portsoken Street, London, E1 8HZ

Phone number:

0207 680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Administration Services Limited acts as investment manager and agent on behalf of The Hermes UK Focus Fund.

Additional information:

Please contact Margaret Moss or Valerie Davidson at Hermes Investment Management for further information.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUBUVRWARNAAR

Rentokil Initial

RECEIVED

2008 JUL -8 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 2094X

Rentokil Initial PLC

20 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19 June 2008

6. Date on which issuer notified:

20 June 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

Ord 1p Number of shares Number of voting Rights (viii)

GB00B082RF11 91,860,648 91,860,648

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

Ord 1p Direct Direct (x) Indirect (xi) Direct Indirect

GB00B082RF11

89,539,752 89,539,752 - 4.93% -

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

N/A N/A N/A N/A N/A

Total (A+B)

Number of voting rights % of voting rights

89,539,752 4.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Limited ('Silchester') acts as investment manager for the clients detailed in Question 4. above ('Client'). In acting for their Client, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, they do not act as their Clients' custodian and therefore shares are not held in Silchester's name but in the name of the Client's custodian bank.

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Silchester International Investors Limited

Contact address (registered office for legal entities):

Time & Life Building

1 Bruton Street, 5th Floor

London, W1J 6TL

Phone number:

020 7518 7125

Other useful information (at least legal representative for legal persons):

Attn: Timothy Linehan, Compliance Officer

B: Identity of the notifier, if applicable (xvii)

Full name:

N/A

Contact address:

N/A

Phone number:

N/A

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLURSORWORNUAR

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 7732X
Rentokil Initial PLC
27 June 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	10,562,632*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	30,653,553*
Chase Nominees Limited	2,682,968*
CUIM Nominees Limited	7,379,250*
Vidacos Nominees Limited	131,891*
	*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 June 2008

6. Date on which issuer notified:

26 June 2008

7. Threshold(s) that is/are crossed or reached:

3% to 2% Change at direct Interest Level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
GB00B082RF11	Number of shares	Number of voting Rights (viii)
Ordinary Shares 1p	56,498,478	56,498,478

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB00B082RF11	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	51,429,429	51,429,429	Not disclosable	2.83%	Not disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
51,429,429	2.83%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Neil Whittaker

Contact address (registered office for legal entities):

Phone number: 01603 684420

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is

intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END